Exhibit 21.1

SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percentage of Ownership

Shandong Honest Management Consultation Co., Ltd.	PRC	100%
Jinan Yinquan Technology Co. Ltd.	PRC	100%
Beijing PowerUnique Technologies Co., Ltd.	PRC	100%